UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number 000-50112

Pan American Gold Corporation
(Translation of registrant's name into English)

Suite 604 - 750 West Pender Street, Vancouver, British Columbia V6C 2T7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

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Pan American Gold Corporation

News Release

August 30, 2004

(PNAMF:OTC:BB)

PAN AMERICAN GOLD ACQUIRES OPTION ON CHILEAN GOLD PROPERTIES

Pan American Gold Corp. (PNAMF:OTC:BB) is pleased to announce that it has completed an option agreement to acquire a 100% interest in the Dorado and Nevada gold properties located in the Maricunga Gold-Copper District of the Third Region of the Republic of Chile. The Maricunga Gold Belt of northern Chilean hosts number of significant gold deposits including Marte-Lobo, Refugio, La Coipa, Cerro Casale, El Hueso/ADLF and La Pepa.

The Andean Cordillera of Peru, Argentina, and Chile host some of lowest cost gold mines in the world. The Yanacocha mine operated by Newmont produced 2,285,600 ounce of gold in 2002 at a total cash cost of $123/oz. and the Pierina mine operated by Barrick produced 912,000 ounce of gold in 2003 at total cash costs of $83/oz. Both mines are located in Peru and represent the largest examples these Andean gold deposits. The Pascua-Lama-Veladero deposit located on Chilean-Argentine frontier is the next in this family of Andean gold deposits being developed and is scheduled to start production in 2005.

The Maricunga District lies on trend 200 miles north of the Pascua-Lama-Veladero deposit and represents an evolving gold district. The Dorado property lies 5 miles from the Argentine border and is the center of a massive alteration complex with numerous gold occurrences. Minera Santa Fe Pacific Chile Ldta. drilled the Dorado property (also known as the Lajitas property) in 1996 & 1997 and identified a geologic gold resource, but due to a dated 43-101 Report a precise resource number can not be given. Pan American has commissioned a new geological technical report on Form 43-101F1 in order to provide a current resource figure. No mining or exploration has been conducted on the property since that time.

The Nevada property lies 4 miles southeast of the Refugio mine, which is operated by Kinross. Minera Mount ISA Chile S.A. drilled three holes on the Nevada property in the early 1990's yielding intersections with significant gold and silver values. Gold mineralization at Nevada has significant commonality with other very productive high sulfidation systems elsewhere in Andes.

Company President Richard Bachman stated, "We believe these acquisitions provide value to our shareholders and further strengthen the Company's portfolio of properties by allowing a 100% earn-in at very attractive terms. The Company is confident that its systematic plan to aggressively explore its gold properties will result in new discoveries, thereby providing positive benefit to our shareholders. We continue to look at new acquisition opportunities that will add value to the Company."

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Notice Regarding Forward Looking Statements

This news release contains "forward-looking statements", as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among other things, statements regarding potential mineralization and reserves, exploration results, development or production programs, and future plans and objectives of Pan American Gold Corporation. Actual results relating to, among other things, reserves, results of exploration, capital costs, drilling programs and mine production costs could differ materially from those currently anticipated in such forward-looking statements. Factors affecting forward-looking statements include: the speculative nature of mining exploration and development activities; changes in ore reserve estimates; the productivity of Pan American Gold Corporation's mining properties; changes in the operating costs; changes in economic conditions and conditions in the precious metals, foreign exchange and other financial markets; changes in the prices for precious metals or other minerals Pan American Gold Corporation develops or produces; changes in investment and exploration expenditure levels; litigation; legislation; environmental, judicial, regulatory, political and competitive developments in areas in which Pan American Gold Corporation operates; technological, mechanical and operational difficulties encountered in connection with Pan American Gold Corporation's mining activities; and labour relation matters and costs. You should refer to the risk disclosures set out in our annual report and other disclosure documents filed from time to time with the United States Securities and Exchange Commission and other regulatory authorities.

Contact: Richard Bachman at 775.721.8883

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Greg Burnett
Greg Burnett, Director
Date: August 30, 2004